Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

February 3, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Acorda Therapeutics, Inc.
Registration Statement on Form S-1 (SEC File No. 333-128827)

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Acorda Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on February 7, 2006 or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between January 23, 2006 and February 3, 2006, the undersigned have effected the following approximate distribution of copies of the Preliminary Prospectus, dated January 23, 2006 (the “Preliminary Prospectus”):

NASD	62
Underwriters	2,871
Dealers	313
Institutions	4,030
Others	724
Total copies:	8,000

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

LAZARD CAPITAL MARKETS LLC

PIPER JAFFRAY & CO.

SG COWEN & CO., LLC

By:  Banc of America Securities LLC

By:	/s/ Thomas Morrison
	Name:	Thomas Morrison
	Title:	Managing Director